Exhibit 12.7

Illinois Power Company

Computation of Ratios of Earnings to Fixed Charges and Combined

Fixed Charges and Preferred Stock Dividend Requirements

(Thousands of Dollars, Except Ratios)

	Year Ended December 31,
	2001	2002	2003	2004(1)	2005
Net income from continuing operations	$168,473	$162,989	$117,113	$137,538	$97,039
Less- Change in accounting principle	-	-	(2,294)	-	-
Add- Taxes based on income	117,221	104,209	76,023	87,591	65,171

Net income before income taxes and change in accounting principle	285,694	267,198	195,430	225,129	162,210

Add- fixed charges:
Interest on long term debt	104,861	94,738	146,045	112,616	41,028
Estimated interest cost within rental expense	2,250	2,442	1,895	1,696	1,290
Amortization of net debt premium, discount, expenses and losses	18,638	18,135	17,751	18,772	2,315

Total fixed charges	125,749	115,315	165,691	133,084	44,633

Earnings available for fixed charges	411,443	382,513	361,121	358,213	206,843

Ratio of earnings to fixed charges	3.27	3.31	2.17	2.69	4.63

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	2,294	2,294	2,294	2,294	2,294
Adjustment to pre-tax basis	1,597	1,466	1,434	1,461	1,542

	3,891	3,760	3,728	3,755	3,836

Combined fixed charges and preferred stock dividend requirements	$129,640	$119,075	$169,419	$136,839	$48,469

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	3.17	3.21	2.13	2.61	4.26

(1)	Ameren Corporation purchased Illinois Power Company on September 30, 2004, amounts include combined predecessor and successor financial information.